For the year ended October  31, 1996
File number 811-6048


                                SUB-ITEM 77J

     Revaluation of Assets or Restatement of
Capital share Account


          The Prudential Global Limited Maturity
Fund, Inc. - Limited Maturity Portfolio accounts and reports for distributions to shareholders in accordance with American institute of Certified
Public Accountants (AICPA) Statement of Position
93-2: Determination, Disclosure, and Financial
Statement Presentation of Income , Capital Gain, and Return of Capital Distribution by Investment
Companies. The effect of applying this statement was to increase undistributed net investment income and increase net realized loss on investments by $3,973,851. This was primarily the result of foreign currency gains incurred for the year ended October 1, 1996. Net investment income, net realized gains and net assets were not affected by this change.